November __, 2009

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Re:	China TopReach Inc.
Form 20-F for the year ended December 31, 2008
Filed on June 2, 2009
Last correspondence filed on September 3, 2009
File No.: 000-52416

Ladies and Gentlemen:

On behalf of China TopReach Inc. (the “Company”), we are electronically transmitting hereunder this letter in response to a comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 5, 2009.

In this letter, we have listed the Staff’s comments in italics and have followed each comment with the Company’s response.

Annual Report on Form 20-F for the year ended December 31, 2008

Unaudited pro forma Consolidated Financial Statement, page 57
Pro Forma Adjustments, page 57

1.
We note your response to our prior comment 3. As previously requested, please provide us with a reconciliation of the total number of warrants outstanding as of fiscal year ended December 31, 2008 as more fully described in Note 3 to your financial statements on page F-14 and F-15 to the 5,013,500 used by you in calculating incremental shares of 1,224,389 as reflected in your response to our comment 9 in your letter dated July 29, 2009. Furthermore, we note that the 5,013,500 warrants are still outstanding and held mostly by the funds that invested in ChinaGrowth South during the IPO.  Please provide us with a complete listing of shares outstanding, including the number of shares and holder of such shares and their relationship to OMH, before and after the OMH recapitalization transaction occurred.  Your response should include on a separate basis all outstanding shares of common stock, shares contingently issuable, as well as shares that can be issued upon exercise of warrants and the owners of such shares, warrants or options and the owners' relationship with OMH. We may have further comment upon receipt of your response.

Response:

The Company has not repurchased any warrants since the initial public offering of ChinaGrowth South.  None of the management members of the Company nor any of the original shareholders of OMH own any warrants. The 5,913,500 warrants used in calculating incremental shares of 1,224,389 consist of 5,013,500 warrants issued to public shareholders and 900,000 warrants issued to the management of ChinaGrowth South shortly prior to the consummation of the initial public offering of ChinaGrowth South. We have added a “note” to this effect on p. 58 in the section where the calculation of the incremental shares of 1,224,389 is set forth.

As per the Staff’s request, in the attached supplemental worksheets we have provided the list of ordinary shareholders before and after the recapitalization, the shares contingently issuable, as well as shares that can be issued upon exercise of warrants and the owners of such shares, warrants or options and the owners' relationship with OMH and the reconciliation of the warrants. Due to certain unavoidable practical limitations, it is very difficult and time consuming to obtain a complete list of warrant holders. For the staff’s information, we have attached a partial list of warrant holders received in July 2009.

2.
We note from your response to our prior comment 8 that you will reclassify the payment and utilization of deposits as operating activities on the cash flow statements. Please confirm that you will include such reclassification in your amended filing of Form 20-F for the year ended December 31, 2008. Your revised disclosure should also include the required disclosure of paragraphs 25 and 26 of SFAS 154.

Response:

Pursuant to the Staff’s comment, we confirm that we will include the above referenced reclassification in our amended filing of the Form 20-F for the year ended December 31, 2008 and that our revised disclosure will also include the required disclosure of paragraphs 25 and 26 of SFAS 154.  We have added footnotes to the financial statements on pp. F-26 and 38 in the form set forth below.

Restated Statements of Cash Flows

The Company reclassified the deposits paid/utilized with Newspapers from investing activities to operating activities, and deferred offering costs from investing activities to financing activities. As a result of the foregoing, the Company has restated its consolidated Statements of Cash Flows respectively.

A summary of the effects of the restatement on the Consolidated Statements of Cash Flows as of December 31, 2008 is as follows:

	As of December 31, 2008
Item	As Previously Reported	Adjustments	As Restated
Net cash provided by operating activities	$1,713,214	$(6,843,571)	$(5,130,357)
Net cash used in investing activities	(8,780,806)	7,365,284	(1,415,522)
Net cash provided by financing activities	$6,883,716	$(521,713)	$6,362,003

3.	In a related matter, please confirm that your amended 20-F will contain the following revisions with regards to your response letter dated September 3, 2009:

●	Comment 1- adjustments to stockholders equity and revisions to disclosures to clarify that par value method is used for treasury stock;
●	Comment 2 – revisions to the shares in the OMH transaction to eliminate the contingent consideration shares until paid;
●	Comment 4 – revised Item 11 disclosure;
●	Comment 5 – revision to disclosure controls and procedures;
●	Comment 9 – revised revenue recognition disclosures;

And will also contain the following revisions with regard to your response letter dated July 29, 2009:

●	Comment 1- revised critical accounting policies disclosure;
●	Comment 2 – through 8 and Comment 10 – applicable revisions to the pro forma financial statements as discussed in each response;
●	Comment 13 – revised internal control over financial reporting disclosure;
●	Comment 14 – revised Item 16C disclosure;
●	Comment 16 – enhanced disclosures concerning OMH transactions;
●	Comment 17 and 18 – revised MD&A disclosures;
●	Comment 19 – cash flow statement reclassification;
●	Comment 26 – revised disclosure concerning advances;
●	Comment 27 – revised intangible assets footnote;

Where applicable, your revised 20-F financial statements should contain all disclosures required for the correction of an error under SFAS 154 for accounting errors.

Response:

Pursuant to the Staff’s comment, we confirm that our amended 20-F will contain the following revisions with regards to our response letter dated September 3, 2009 or July 29,2009, respectively, and that we have made the corresponding revisions on the amended 20-F:

The revisions with regards to our response letter dated September 3, 2009:

●	Comment 1- adjustments to stockholders equity and revisions to disclosures to clarify that par value method is used for treasury stock; Please refer to pp.58.
●	Comment 2 – revisions to the shares in the OMH transaction to eliminate the contingent consideration shares until paid; Please refer to pp.58.
●	Comment 4 – revised Item 11 disclosure; Please refer to pp.72.
●	Comment 5 – revision to disclosure controls and procedures; Please refer to pp.73.
●	Comment 9 – revised revenue recognition disclosures; Please refer to pp.38.

And will also contain the following revisions with regard to our response letter dated July 29, 2009:

●	Comment 1- revised critical accounting policies disclosure; Please refer to pp.39-40.
●	Comment 2 – through 8 and Comment 10 – applicable revisions to the pro forma financial statements as discussed in each response; Please refer to pp.57-58.
●	Comment 13 – revised internal control over financial reporting disclosure; Please refer to pp.73.
●	Comment 14 – revised Item 16C disclosure; Please refer to p.74.
●	Comment 16 – enhanced disclosures concerning OMH transactions; Please refer to pp. F-18 and F-38.
●	Comment 17 and 18 – revised MD&A disclosures;
●	Comment 19 – cash flow statement reclassification; Please refer to pp. F-24.
●	Comment 26 – revised disclosure concerning advances; Please refer to pp. F-32.
●	Comment 27 – revised intangible assets footnote; Please refer to p.32.

In submitting this comment response letter, the Company has authorized me to acknowledge on its behalf that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F, (ii) Staff comments or changes made in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact William Haddad (212-335-4998) should you have any questions.  Thank you.

Very truly yours,

/s/ William N. Haddad

William N. Haddad

China TopReach Inc - Equity Summary
Previously named as ChinaGrowth South Acquisition Corporation

Shareholder	Final Beneficial Owners	Position in the Company / Relationship with the Company	Number of Shares (before recapitalization in Jan. 2009)	Number of Shares (after recapitalization)	Add: Earn-out and exercise of warrant	Total (Pro forma)
INDEX ASIA PACIFIC LIMITED	Index Holdings, a listed Japanese company in Japan (Quote: 4835)	Strategic Investor	-	1,143,179		1,143,179
TOPBIG INTERNATIONAL DEVELOPMENT LIMITED	Chen Zhi	CEO & Director	-	916,438		916,438
BLAZING SUN HOLDINGS LTD	Hong Peifeng	Chairman of the Board	-	361,002		361,002
LUCK SMART LIMITED	Lin Yutong	Management	-	1,754		1,754
WING KEEN MANAGEMENT LIMITED	Zhang Jingui	Management	-	360		360
ADORATION MANAGEMENT LIMITED	Chen Ziquan	Management	-	6,596		6,596
KEEP PROFIT INTERNATIONAL CAPITAL LIMITED	Yu Shiquan, Li Gang, Xu Kaining	Management	-	311		311
AOTIAN HOLDINGS LTD	Lv Ying, Shi Chanjuan	Management	-	325,257		325,257
Other Employees		Management and Employees	-	625,035		625,035
Jiangyuan International Development Limited		Financial Investor	-	108,068		108,068
Release escrowed shares to original shareholders of OMH		the above parties as a group			2,000,000	2,000,000
Earn-out shares issued to original shareholders of OMH		the above parties as a group			9,500,000	9,500,000
Centurion Credit Funding LLC		Lender of Bridge Loan	-	165,972		165,972
Rong Deng		Consultant	-	120,000		120,000
Kingoal Investments Limited		Consultant	-	1,000		1,000
ChinaGrowth Management Team		ChinaGrowth Founders	1,125,000	725,000		725,000
Exercise of ChinaGrowth Management warrants		ChinaGrowth Founders			900,000	900,000
Exercise of Option to undrewriter	Morgan Joseph Co	Morgan Joseph Co			630,000	630,000
Public Shareholders	*	Public	5,013,500	171,087	-	171,087
Exercise of public warrants		Public			5,013,500	5,013,500
China Science & Kingwing (HK) Investment Management Limited		Financial Investor	-	1,020,000		1,020,000
Total Shares			6,138,500	5,691,059	18,043,500	23,734,559

China TopReach Inc - Summary of Warrants
Previously named as ChinaGrowth South Acquisition Corporation

Shareholder	Final Beneficial Owners	Position in the Company / Relationship with the Company	Number of Warrants (before recapitalization in Jan. 2009)	Number of Warrants (after recapitalization)
Management/employees of OMH	Management	Management	-	-
ChinaGrowth Management Team		ChinaGrowth Founders	900,000	900,000
Public warrant holders		Public	5,013,500	5,013,500

Total Shares			5,913,500	5,913,500

```
     CUSIP - G21117117
    ISSUER - CHINAGROWTH SOUTH AQUISITION C
RECORD DATE - 07/16/09
  SEQUENCE - DESCENDING SHARES
```

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IROQUOIS MASTER FUND LTD
641 LEXINGTON AVE
26TH FLOOR
NEW YORK NY 10022-4503
SHARES - 380000

YAN CHEN
RM 1301 13F NO.93 LANE 99
ZHANG TAM ROAD
SHANGHAI
CHINA
SHARES - 269208

NORTH POLE CAPITAL MASTER FD
(NPM7) CITCO FD SRVS
CAYMAN LTD, CORPORATE CENTER
WEST BAY RD PO BOX 31106
GRAND CAYMAN
CAYMAN ISLANDS
SHARES - 237600

F BERDON DEFINED BENEFIT
717 POST RD STE 105
SCARSDALE NY 10583-5009
SHARES - 233000

BOCI SECURITIES LIMITED
--OMNIBUS ACCOUNT--
ROOM 1614-16 16/F
CITYPLAZA ONE TAIKOO SHING
QUARRY BAY HONG KONG
SHARES - 123250

WEST CREEK CAPITAL LLC
3 BETHESDA METRO CENTER
SUITE 810
BETHESDA MD 20814-0000
SHARES - 115000

RICHARD N. HOCHMAN
1100 PARK AVENUE
NEW YORK NY 10128-1202
SHARES - 101000

PHILLIP SECURITIES
CLIENT ONLINE TRADING
250 NORTH BRIDGE ROAD
SINGAPORE 179101 - SINGAPORE
SHARES - 100000

CHUNYI LI
NO 3 BLDG 3 CUICUNERLI
CHANGXINDIAN FENGTAI DIST
BEIJING CHINA 100072
SHARES - 73899

WUYING SU
NO 19 SUJIATA JIXI CUN
MINHANG DIST SHANGHAI
CHINA 201107
SHARES - 47000

HSBC BROKING SECURITIES (ASIA)
3/F HUTCHISON HOUSE
10 HARCOURT ROAD, CENTRAL
HONG KONG
SHARES - 45000

TCMP3 PARTNERS LP
7 CENTURY DRIVE SUITE 201
PARSIPPANY NJ 07054-4609
SHARES - 42500

DENNIS M. GALGANO
4 BOXWOOD LANE
RYE NY 10580-1611
SHARES - 35000

PINES EDGE VALUE INVESTORS LTD
JEFF STOLT
QUEENSGATE HOUSE
SOUTH CHURCH ST P.O. BOX 1234
GEORGETOWN
CAYMAN ISLANDS
SHARES - 30000

FRANK R MORETTI &
PATRICIA MORETTI JT-TEN
351 EAST 84TH ST APT 22A
NEW YORK NY 10028-4457
SHARES - 30000

JIN FANG WU
ROOM 302 NO 25 2098 JIN SHA
JIANG ROAD
SHANGHAI
200333 CHINA
SHARES - 28000

JAG TRADING LLC
6441 INKSTER RD
SUITE 140
BLOOMFIELD HILLS, MI 48301
SHARES - 25700

VINCENT E CUCCI JR
289 MT HARMONY ROAD
BERNARDSVILLE NJ 07924-1417
SHARES - 25000

F BERDON CO LP
717 POST RD STE 105
SCARSDALE NY 10583-5009
SHARES - 25000

ARNOLD S. PENNER
249 EAST 71ST STREET
NEW YORK NY 10021-4501
SHARES - 20000

REAL RETURN GROUP LLC
400 S LASALLE ST SUITE 2301
CHICAGO, IL 60605
SHARES - 16000

JING LAI
NO 15 SIMADI WENHUA ST
LONGNANZHEN LONGNANXIAN
JIANGXI CHINA 341700
SHARES - 12000

HOLLY GLEN PARTNERS
626 PAWNEE LANE
FRANKLIN LAKES, NJ 07417
SHARES - 12000

ROBERT GILMAN
6 FARRINGTON CIR
LINCOLNSHIRE IL 60069-2501
SHARES - 12000

2

YENI WANG RM 201 NO 3 LN 388 XINJIAN E R SHANGHAI CHINA 201100 SHARES - 11600	JOSEPH F SPENCER IRA VFTC AS CUSTODIAN ROLLOVER ACCOUNT 20653 N 83RD PL SCOTTSDALE AZ 85255-3938 SHARES - 10000	FRANCES M GIARRAPUTO & LEONARD GIARRAPUTO JT TEN 3 THE PRESERVE WOODBURY NY 11797 SHARES - 10000	BENFANG HU 55 LAKESHORE CT RICHMOND CA 94804-4595 SHARES - 10000
GEOFFREY WILSON 1501 BEACON ST APT 606 BROOKLINE MA 02446 SHARES - 7000	MICHAEL J HERSTIK 615 POINCIANA DR. FORT LAUDERDALE FL 33301-2707 SHARES - 6500	THE RANCHEROS C/O J EIDE 9290 E THOMPSON PEAK PKWY UNIT 208 SCOTTSDALE AZ 85255-4510 SHARES - 5000	GLEN BROVONT TOD DTD 09/03/2007 720 PAINTED BUNTING LANE VERO BEACH FL 32963-2003 SHARES - 5000
PAUL J CREAMER & KAREN M CREAMER JT TEN 4705 JOANNA GARDEN COURT WINDERMERE FL 34786-8837 SHARES - 5000	PBXP-INVENTORY THOMAS MATCHETT 677 WASHINGTON BLVD STAMFORD CT 06901 SHARES - 5000	KNIGHT EQUITY MARKETS L.P. BD FOREIGN BB/PNKS TRADING ATTN: MIKE RICCIARDI 545 WASHINGTON BLVD 2ND FL JERSEY CITY, NJ 07310-1607 SHARES - 4650	RL CAPITAL PARTNERS L.P. C/O RONALD LAZAR MAXIM GROUP 405 LEXINGTON AVENUE FL 2 NEW YORK NY 10174-0003 SHARES - 4000
EDWARD W KOVARY 151 FENIMORE RD APT 63A MAMARONECK NY 10543-3574 SHARES - 4000	MICHAEL J HERSTIK 615 POINCIANA DR. FORT LAUDERDALE FL 33301-2707 SHARES - 3500	MICHAEL H. LEVINE 5900 SW 73RD ST STE 300 SOUTH MIAMI FL 33143-5162 SHARES - 3500	MICHAEL H LEVINE CHARLES SCHWAB & CO INC CUST IRA CONTRIBUTORY 5900 SW 73RD ST SUITE 300 MIAMI FL 33143 SHARES - 3319
CLIFFORD M GROSS & ELISSA-BETH GROSS JTWROS 3214 POLO PLACE PLANT CITY FL 33566-6700 SHARES - 3000	ATHENA CAPITAL MANAGEMENT INC. ATTN: DAVID COHEN 50 MONUMENT RD SUITE 201 BALA CYNWYD, PENNSYLVANIA 19004 SHARES - 2900	MAO BIN YU RM 501, NO 24, LANE 439 GUANG YUE ROAD SHANG HAI 200434 CHINA SHARES - 2600	IRREVOCABLE TRUST OF CORAL B CLIFFORD UAD 06/15/83 MAURICE P O'CONNOR TTEE 8895 SHENENDOAH CIRCLE NAPLES FL 34113-1660 SHARES - 2500
IRA FBO JANICE SAXTON PERSHING LLC AS CUSTODIAN 7 LENOX AVENUE RIDGEWOOD NJ 07450-4216 SHARES - 2500	WILLIAM T KAVAGE & MARVIN E MONROE TTEE OPTEK EMPLOYEE PSP PLAN U A DTD 01/01/1983 5229 CHESHIRE ROAD GALENA OH 43021-9407 SHARES - 2500	GEORGE H SCHOLL TRADITIONAL IRA RIDGE CLEARING CUSTODIAN 334 ATCAPTIC ISLE SUNNY ISL BCH FL 33160-4515 SHARES - 2300	JJJ FAMILY LLLP PO BOX 447 ODESSA FL 33556-0447 SHARES - 2000

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DALE S SCHECK
1920 ROLLINGWOODS LANE
RIVERWOODS IL 60015-1654
SHARES - 2000

PAUL DZIUBEK
1486 LOS RANCHITOS DRIVE
DURANGO CO 81301-8359
SHARES - 2000

OPTEK INC
CONTACT WILLIAM T KAVAGE
5229 CHESHIRE RD
GALENA OH 43021-9407
SHARES - 2000

LABRANCHE FINANCIAL SERVICES
MARKET MAKING 1
33 WHITEHALL STREET 8TH FLOOR
NEW YORK, NY 10004-2165
SHARES - 2000

LISA AMSTER SCHOENBERG
1145 RED ROSE LN
VILLANOVA PA 19085-2120
SHARES - 1900

TREVOR E SMITH
108 RAINBOW DR
LOUDON NH 03307-0928
SHARES - 1600

PAUL ADAMS
750 SE 3RD AVE STE 201
FT LAUDERDALE FL 33316-1153
SHARES - 1500

ALLEN S GREENE
100 MINNISINK ROAD
SHORT HILLS NJ 07078-1950
SHARES - 1500

PETROPOWER C/F OSAGE INV INC
A PARTNERSHIP
ROBERT ADELSON
50 MONUMENT RD STE 201
BALA CYNWYD PA 19004-1706
SHARES - 1400

FRANK FAN
823 TAMARACK WAY
VERONA WI 53593
SHARES - 1300

FMT CO CUST IRA ROLLOVER
FBO JOHN V CALCE
1298 WINDFIELD DR
WILLIAMSPORT PA 17701-9304
SHARES - 1200

FMT CO CUST IRA
FBO ROBERT G SOMERS
191 LINDEN DR
ELKINS PARK PA 19027-1340
SHARES - 1100

XUDONG HUANG
RM 301 BLDG 8 LONGWANG GARDEN
NO 50 YUEFENG NAN RD JINAN DIS
FUZHOU FUJIAN CHINA 350011
SHARES - 1000

MAURICE P O'CONNOR
8895 SHANENDOAH CIRCLE
NAPLES FL 34113-1660
SHARES - 1000

DENISE S. RAHMES REVOCABLE TR
UAD 02/24/06
DENISE RAHMES & JACK RAHMES
TTEES
12222 CATTAIL DRIVE
JACKSONVILLE FL 32223-4813
SHARES - 1000

STEPHEN D ROSS
8133 NW 18TH
OKLAHOMA CITY OK 73127-1125
SHARES - 1000

ATHENA CAPITAL MANAGEMENT, INC
50 MONUMENT RD SUITE 201
BALA CYNWYD PA 19004-0000
SHARES - 1000

JESSIE S GRAVES
TRADITIONAL IRA
RIDGE CLEARING CUSTODIAN
426 NW 6TH AVENUE
HOMESTEAD FL 33030-5725
SHARES - 1000

GREGORY W IGLEHART &
TRACEY IGLEHART
JT TEN
2510 PROSPECT RD
TAMPA FL 33629-5356
SHARES - 1000

DANIEL HARGRAVES
420 LEXINGTON AVE
NEW YORK NY 10170-0002
SHARES - 800

ALLYN AYERS
335 BAYVIEW DRIVE
BELLEAIR FL 33756-1407
SHARES - 700

THOMAS M CALCATERRA
WBNA CUSTODIAN TRAD IRA
1310 OXBRIDGE DR
LUTZ FL 33549-9325
SHARES - 600

ADAM ROBERTS
1200 A ST
BARLING AR 72923
SHARES - 550

TING ZHU
2-802 NO 29 YUETANXIJIEXILI
XICHENG DIST BEIJING CHINA 100
SHARES - 500

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HONGMING LI ROTH IRA TD AMERITRA
CUSTODIAN
3222 JULIET ST
PITTSBURGH PA 15213
SHARES - 500

STOURBRIDGE INVESTMENTS LLC
ATTN: STEVE SCHNIPPER
700 SUMMIT RD
UNION NJ 070837749
SHARES - 500

WYOMING CRAMER REVOCABLE TRUST
UAD 10/23/03
WYOMING CRAMER TTEE
3417 N. 10TH STREET
TAMPA FL 33605-1005
SHARES - 500

JAY ROBERT GABLER
1713 S LOIS AVE
TAMPA FL 33629-5763
SHARES - 500

SEASAGE ASSOCIATES LP
KCMJ INC GEN PARTNER
JOSEPH A COLLETTA PRESIDENT
920 SEASAGE DRIVE
DELRAY BEACH FL 33483-6628
SHARES - 500

DOUGLAS S CODY
PO BOX 397
NESCONSET NY 11767-0397
SHARES - 500

RICHARD CROOK
TRADITIONAL IRA
RIDGE CLEARING CUSTODIAN
8317 OSWEGO RD
BALDWINSVILLE NY 13027-9246
SHARES - 500

FRESH START AUTO DETAILING401K
WILLIAM F OUCHIE JR TTEE
PO BOX 292334
TAMPA FL 33687-2334
SHARES - 450

STRAIGHTEN UP ORTHODONTICS
335 BAYVIEW DR
BELLEAIR FL 33756-1407
SHARES - 400

EVAN D FRANKEL
8025 BISCAYNE BLVD
MIAMI FL 33138-4620
SHARES - 312

DONALD J GUNN
IRA ROLLOVER
RIDGE CLEARING CUSTODIAN
23410 CHERBOURG LOOP
LAND O LAKES FL 34639-4207
SHARES - 300

JING QIN
143-30 ROOSEVELT AVE APT 3M
FLUSHING NY 11354-6102
SHARES - 250

RICHARD E MURDOCK
IRA ROLLOVER
RIDGE CLEARING CUSTODIAN
2599 DOLLY BAY DR APT 101
PALM HARBOR FL 34684-1113
SHARES - 200

ARIE W SCHOLTEN
102 OVERLOOK DR
BALDWINSVILLE NY 13027-9111
SHARES - 200

JOHN RICHARDSON &
SHIELA RICHARDSON
JTWROS
18214 COLLRIDGE DR
TAMPA FL 33647-2911
SHARES - 175

JOHN HARRIS
BENEFICIARY IRA
RIDGE CLEARING CUSTODIAN
27445 SOUTHWEST 167TH CT
HOMESTEAD FL 33031-2737
SHARES - 175

OLGA GALGANO
15727 96TH ST
HOWARD BEACH NY 11414-3222
SHARES - 100

FMT CO CUST IRA ROLLOVER
FBO KELLEY R CARSON
5865 AMARILLO AVE
LA MESA CA 91942-2892
SHARES - 100

LARRY LEVINE
1400 W SANDPIPER CIR
PEMBROKE PINES FL 33026-2827
SHARES - 62

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CLIENT TOTAL BREAKDOWN

CUSIP: G21117117
ISSUER: CHINAGROWTH SOUTH AQUISITION CORPORA

CLIENT	ITEMS	CLIENT	ITEMS
BMO NESBITT BURNS INC.	1	JEFFERIES & COMPANY, INC.	2
FIRST CLEARING, LLC	1	RIDGE CLEARING & OUTSOURCING S	36
MERRILL LYNCH	2	CHARLES SCHWAB & CO., INC.	1
TD AMERITRADE CLEARING, INC	6	BNP PARIBAS NEW YORK BRANCH	1
J.P. MORGAN CLEARING CORP.	3	JANNEY MONTGOMERY SCOTT LLC	1
PERSHING LLC	4	GOLDMAN SACHS EXECUTION & CLEA	2
E*TRADE SECURITIES LLC	6	OPPENHEIMER & CO. INC.	1
UBS SECURITIES LLC	1	BANK OF AMERICA	1
STIFEL NICOLAUS & CO.,INC.	2	NATIONAL FINANCIAL SERVICES LL	9
HSBC SECURITIES (USA) INC.	1	SCOTTRADE INC	8
VANGUARD BROKERAGE SERVICES	2		

	ITEMS	SHARES
TOTALS:	91	2,192,600

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